SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2007

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is  submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

          Indicate by check mark if the registrant is submitting the Form 6-K in paper  as permitted by Regulation S-T Rule 101(b)(7): ____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement of Fresenius Medical Care AG & Co. KgaA (the “Company”) on Form S-8 (Registration No. 333-141444) filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) on March 20, 2007 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the SEC.

Attached hereto as Exhibit 99.1 is an Investor News issued by Fresenius Medical Care AG & Co. KGaA on March 21, 2007 announcing a proposed 1:3 share split.

EXHIBITS

Exhibit 99.1          Investor News issued March 21, 2007

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: March 21, 2007

FRESENIUS MEDICAL CARE AG & Co. KGaA,
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its
general partner

By:	/s/ DR. BEN J. LIPPS

Name:	Dr. Ben J. Lipps
Title:	Chief Executive Officer and Chairman of the Management Board

By:	/s/ LAWRENCE A. ROSEN

Name:	Lawrence A. Rosen
Title:	Chief Financial Officer